Theodore A. Paradise (03) 5561 4430 Theodore.Paradise@DPW.COM	Izumi Garden Tower 33F 1-6-1 Roppongi Minato-ku, Tokyo 106-6033 (03) 5561 4421 FAX (03) 5561 4425	New York Menlo Park Washington, D.C. London Paris Frankfurt Madrid Beijing Hong Kong

February 9, 2009

Re:	Hitachi, Ltd. Form 20-F for the Fiscal Year Ended March 31, 2008 File No. 001-08320

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. O’Brien:

Hitachi, Ltd. (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated January 29, 2009 (the “Comment Letter”) regarding the Company’s above-referenced filing of Form 20-F.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s independent accountants and our firm, Davis Polk & Wardwell.  However, in order to fully address the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions, which may require extensive discussions and preparations.

Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter.  The Company anticipates submitting to the Staff a response to the Comment Letter on or about March 31, 2009.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me (Tel.: +81-3-5561-4430; Fax: +81-3-5561-4425) with any concerns you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Theodore A. Paradise
Theodore A. Paradise

cc:	Mr. Taro Kaiho

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